1/8/15

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2015
19 REGISTRATIONS BRANCH

SECI 15045055 ON

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38631 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardner Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8421 Wayzata Boulevard, Suite 350
(No. and Street)

| Minneapolis, | MN | 55426 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry O. Bumgardner, President — 1-800-234-1287 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis, Kisch & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

| 1125 South Frontage Road, Suite 1 | Hastings | MN | 55033 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

1/21/15

## OATH OR AFFIRMATION

I, Larry O. Bumgardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardner Financial Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS

1125 South Frontage Road, Suite 1 • Hastings, MN 55033 • T (651) 437-3356 • F (651) 437-3808

James V. Lewis, CPA Carol J. Sailer, CPA Thomas A. Madsen, CPA

# INDEPENDENT AUDITOR'S REPORT

Stockholders
Gardner Financial Services, Inc.

**Report on the Financial Statements**

We have audited the accompanying financial statements of Gardner Financial Services, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardner Financial Services, Inc. as of December 31, 2013, and the results of its operations and it cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,

LEWIS, KISCH + ASSOCIATES, LTD.

January 18, 2014

# STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2013

| | |
|---|---|
| **ASSETS** | |
| Cash and Equivalents | $ 65,741 |
| Cash on Deposit with Clearing Organization | 10,000 |
| Representative Receivable and Advances | 10,000 |
| Commissions Receivable | 103,871 |
| Investments | 248,042 |
| Other Assets | 2,632 |
| Total Assets | 440,286 |
| **LIABILITIES** | |
| Commissions Payable | 84,648 |
| Accounts and Accruals Payable | 31,091 |
| Total Liabilities | 115,739 |
| **STOCKHOLDERS' EQUITY** | |
| Common Stock, $.01 Par Value, Authorized 1,000,000 Shares; Issued and Outstanding 540,000 Shares | 5,400 |
| Additional Paid-In Capital | 54,088 |
| Retained Earnings | 265,059 |
| Total Stockholders' Equity | 324,547 |
| Total Liabilities and Stockholders' Equity | 440,286 |

See accompanying notes to financial statements.

# STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| **Revenue** | |
| Commissions | $ 2,439,547 |
| Management Services Income | 74,400 |
| Investment Earnings | 46,367 |
| Total Revenue | 2,560,314 |
| **Expenses** | |
| Payroll and Related Taxes | 241,253 |
| Commissions Expense | 1,856,568 |
| Clearing House Expenses | 48,883 |
| Employee Benefits and Donations | 27,268 |
| License and Registration Fees | 1,387 |
| Office Expense | 39,637 |
| Leasing and Vehicle Expense | 11,822 |
| Meals and Entertainment | 12,100 |
| Professional Fees | 40,141 |
| Compliance Expense | 22,700 |
| Office Rent | 25,700 |
| Telephone | 6,154 |
| Travel, Training and Conferences | 449 |
| Insurance, Equipment and Other | 31,370 |
| Total Expenses | 2,365,432 |
| Net Income | 194,882 |

*See accompanying notes to financial statements.*

# STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## YEAR ENDED DECEMBER 31, 2013

| | Common Stock | | Additional Paid-In | Retained | Total Stockholders' |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balance, December 31, 2012 | 540,000 | $ 5,400 | $ 54,088 | $ 200,943 | $ 260,431 |
| Net Income for the Year | | | | 194,882 | 194,882 |
| Shareholder Distributions | | | | (130,766) | (130,766) |
| Balance, December 31, 2013 | 540,000 | 5,400 | 54,088 | 265,059 | 324,547 |

See accompanying notes to financial statements.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Cash Flows from (to) Operating Activities | |
| Net Income | $ 194,882 |
| Adjustments to Reconcile Net Income to Net Cash from (to) Operating Activities: | |
| (Increase) in Representative Receivable and Advances | (8,964) |
| (Increase) in Commissions Receivable | (22,953) |
| (Increase) in Investments | (46,367) |
| Decrease in Other Assets | 565 |
| Increase in Commissions Payable | 16,083 |
| Increase in Accounts and Accruals Payable | 196 |
| Net Cash provided by Operating Activities | 133,442 |
| Cash Flows (to) Financing Activities | |
| Distributions | (130,766) |
| Net Increase in Cash and Equivalents | 2,676 |
| Cash and Equivalents, Beginning of Year | 63,065 |
| Cash and Equivalents, End of Year | 65,741 |

See accompanying notes to financial statements.

# NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2013

## 1. Nature of the Company

Gardner Financial Services, Inc. (the Company) is a registered securities broker-dealer that maintains its headquarters and trading office in Minneapolis, Minnesota. The Company primarily sells mutual funds, other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the state of Minnesota. As a securities broker-dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business. The Company is required to supervise its registered representatives and insurance agents. The Company is also required to supervise those registered representatives who are Registered Investment Advisors or associate advisors.

The Company is an introducing broker that accepts customer orders but elects to clear the orders through another broker. RBC Correspondent Services, a division of RBC Capital Markets, LLC, maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund, partnership and annuity accounts are maintained by the individual sponsoring companies.

## 2. Summary of Significant Accounting Policies

Accounting Method – The Company's financial statements are prepared using the accrual method of accounting. Receivables and payables from securities transactions are recorded on a settlement date basis, based on documentation received from the clearing entity and processed by the firm.

Accounting Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk – Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears this risk of loss associated with transactions executed but not settled.

Cash and Equivalents and Related Risk – The Company considers all highly liquid debt instruments purchased with a maturity of less than three months to be cash equivalents. At times during the year, cash balances on deposit may exceed insured limits.

Commissions Receivable – Amounts are based on negotiated rates for various types of investment activities. Because of this arrangement, no allowance for doubtful accounts is necessary.

Equipment – The Company owns office equipment with an original cost of approximately $40,000. This equipment is fully depreciated for financial statement purposes and there is no current depreciation expense. Replacement equipment at minimal cost is generally expensed in the year of purchase.

Income Tax – The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholders. The Company does not pay any income tax.

Subsequent Events – Subsequent events have been evaluated through January 18, 2014, which is the date the financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

3. **Investments**

Funds have been invested in mutual funds and are carried at market value determined as under Level 1 at quoted prices in active markets:

| | |
|---|---|
| Mutual Funds | $248,042 |

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs generally are based on indirect information, such as quoted prices for similar assets in active markets, or quoted prices for identical or similar assets in markets that are not active. Level 3 inputs, which are the most subjective, are generally based on the entity's own assumptions on how knowledgeable parties would price assets, and are developed using the best information available in the circumstances. Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. As shown above, the Company measures fair value using Level 1 inputs available for all of its investment assets. Level 2 inputs and Level 3 inputs are only used when Level 1 inputs are not available.

4. **Rule 15c3-3 Exemption**

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (K)(2)(i) and therefore is not required to make the periodic computations for determination of reserve requirements. In addition, information relating to the possession and control requirements is not required.

5. **Operating Leases**

The Company leases office space under a five year lease that began September 2012. The net annual rental expense under the lease for the year ended December 31, 2013 was $25,700.

The Company leases two vehicles. The lease expense for the year ended December 31, 2013 was $11,822.

Minimum rental commitments to future years are:

| | |
|---|---|
| 2014 | $ 42,534 |
| 2015 | 42,985 |
| 2016 | 37,539 |
| 2017 | 30,610 |
| Total | 153,668 |

6. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $262,021, which was $212,021 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2013 was .44 to 1.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

**7. Management Services**

The Company charges a related entity for office space and management services that it provides. For 2013, the Company had an agreement to provide management services to the related entity for $6,200 per month.

**8. Income Taxes**

The Company has evaluated for uncertain tax positions and management has determined there are no uncertain tax positions as of December 31, 2013. Tax returns for the past three tax years remain open for examination by tax jurisdictions. The Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

## SUPPLEMENTARY SCHEDULE

# COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2013

| | | |
|---|---|---|
| 1. Total Ownership Equity from Statement of Financial Condition | | $ 324,547 |
| 2. Deduct Ownership Equity Not Allowable for Net Capital | | |
| 3. Total Ownership Equity Qualified for Net Capital | | 324,547 |
| 4. Add: | | |
| A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital | | |
| B. Other (Deductions) or Allowable Credits | | |
| 5. Total Capital and Allowable Subordinated Liabilities | | 324,547 |
| 6. Deductions and/or Changes: | | |
| A. Total Non-Allowable Assets from Statement of Financial Condition | $ 25,320 | |
| B. Secured Demand Note Deficiency | | |
| C. Commodity Futures Contracts and Spot Commodities-Proprietary Capital Charges | | |
| D. Other Deductions and Changes | | |
| Total Deductions and Changes | | 25,320 |
| 7. Other Additions and/or Allowable Credits | | |
| 8. Net Capital Before Haircuts on Securities Positions | | 299,227 |
| 9. Haircuts on Securities: | | |
| A. Contractual Securities Commitments | | |
| B. Subordinated Securities Borrowings | | |
| C. Trading and Investment Securities | | |
| 1. Exempted Securities | | |
| 2. Debt Securities | | |
| 3. Options | | |
| 4. Other Securities | | 37,206 |
| D. Undue Concentration | | |
| E. Other | | |
| 10. Net Capital | | 262,021 |
| Computation of Aggregate Indebtedness: | | |
| Total Aggregate Indebtedness Liabilities from Statement of Financial Condition | 115,739 | |
| Total Aggregate Indebtedness | 115,739 | |
| Computation of Basic Net Capital Requirement: | | |
| Capital Requirements: | | |
| $50,000 or 6⅔% of Aggregate Indebtedness, Whichever is Greater | | 50,000 |
| Net Capital in Excess of Requirements | | 212,021 |
| Net Capital as Above | | 262,021 |
| Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness) | | 250,447 |
| Ratio: Aggregate Indebtedness to Net Capital | | .44 to 1 |

See independent auditor's report.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Gardner Financial Services, Inc. and included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2013.

**Computations for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2013.**

The Company does not carry customer securities accounts. Therefore, the calculation of the reserve requirement and the information relating to the possession or control requirements under Rule 15c3-3 is not applicable.

**Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2013.**

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of December 31, 2013 (for which instructions to reduce to possession or control had been issued as of December 31, 2013 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):

   **Not Applicable**

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2013, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

   **Not Applicable**

See independent auditor's report.

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS

1125 South Frontage Road, Suite 1 • Hastings, MN 55033 • T (651) 437-3356 • F (651) 437-3808

James V. Lewis, CPA   Carol J. Sailer, CPA   Thomas A. Madsen, CPA

# REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Stockholders
Gardner Financial Services, Inc.

In planning and performing our audit of the financial statements of Gardner Financial Services, Inc. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

LEWIS, KISCH & ASSOCIATES, LTD.

January 18, 2014

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
1125 South Frontage Road, Suite 1 • Hastings, MN 55033 • T (651) 437-3356 • F (651) 437-3808
James V. Lewis, CPA Carol J. Sailer, CPA Thomas A. Madsen, CPA

# INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Stockholders
Gardner Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Gardner Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating Gardner Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gardner Financial Services, Inc.'s management is responsible for Gardner Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries of checks issued noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

LEWIS, KISCH & ASSOCIATES, LTD.

January 18, 2014

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038631 FINRA DEC
GARDNER FINANCIAL SERVICES INC 15*15
8421 WAYZATA BLVD STE 350
MINNEAPOLIS MN 55426-1384

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 1578 |
| B. Less payment made with SIPC-6 filed (exclude interest) 7-18-13 Date Paid | | ( 914 ) |
| C. Less prior overpayment applied | | ( -0- ) |
| D. Assessment balance due or (overpayment) | | 664 |
| E. Interest computed on late payment (see instruction E) for______days at 20% per annum | | -0- |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 664 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 664 | |
| H. Overpayment carried forward | $( -0- ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gardner Financial Svcs
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 4 day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 2 560 814 |
| **2b. Additions:** | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | -0- |
| (2) Net loss from principal transactions in securities in trading accounts. | -0- |
| (3) Net loss from principal transactions in commodities in trading accounts. | -0- |
| (4) Interest and dividend expense deducted in determining item 2a. | -0- |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | -0- |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | -0- |
| (7) Net loss from securities in investment accounts. | -0- |
| Total additions | 2 560 814 |
| **2c. Deductions:** | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 1 772 772 |
| (2) Revenues from commodity transactions. | -0- |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 43 668 |
| (4) Reimbursements for postage in connection with proxy solicitation. | -0- |
| (5) Net gain from securities in investment accounts. | 46 367 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | -0- |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | -0- |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation) | 66221 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0- | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0- | |
| Enter the greater of line (i) or (ii) | -0- |
| Total deductions | 1929028 |
| 2d. SIPC Net Operating Revenues | $ 631 286 |
| 2e. General Assessment @ .0025 | $ 1578 |
| | (to page 1, line 2.A.) |

GARDNER FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS WITH
SUPPORTING DATA REQUIRED BY THE SEC

DECEMBER 31, 2013

# TABLE OF CONTENTS